Filed by BlackRock MuniYield Quality Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniYield Investment Fund

File No. 333-248768

Date: March 19, 2021

Contact:

1-800-882-0052

BlackRock Announces Special Distributions Related to the Reorganization of Six Municipal Closed-End Funds

New York, March 19, 2021 – BlackRock Advisors, LLC today announced the declaration of a special distribution for BlackRock Maryland Municipal Bond Trust (NYSE: BZM), BlackRock Massachusetts Tax-Exempt Trust (NYSE: MHE), BlackRock MuniYield Arizona Fund, Inc. (NYSE: MZA), BlackRock MuniYield Investment Fund (NYSE: MYF), BlackRock MuniEnhanced Fund, Inc. (NYSE: MEN) and BlackRock MuniYield Quality Fund, Inc. (NYSE: MQY and collectively with BZM, MHE, MZA, MYF and MEN, the “Funds,” and each, a “Fund”) in connection with the reorganizations of BZM, MHE, MZA, MYF, and MEN into MQY, with MQY continuing (the “Combined Fund”) as the surviving Fund (the “Reorganizations”).

With respect to each of the Funds, the special distribution declared today represents undistributed net investment income earned through the effective date of the Reorganizations. In order to maintain status as a regulated investment company and to avoid the imposition of a corporate level income tax, each of BZM, MHE, MZA, MYF, and MEN are required to declare a distribution of all net investment income prior to the consummation of the Reorganizations as described below. Other than the special distribution announced today, BZM, MHE, MZA, MYF, and MEN will declare no further distributions prior to or following the Reorganizations. As this special distribution includes all net investment income earned by each Fund in earlier periods and not previously distributed, it is not indicative of the amount of the Combined Fund’s future monthly distributions.

BZM, MHE, MZA, MYF, and MEN are declaring a special distribution that will be payable on May 3, 2021. The ex-dividend date for the distribution is April 7, 2021 and the record date is April 8, 2021. Accordingly, persons who are holders of record of BZM, MHE, MZA, MYF, or MEN common shares on April 8, 2021 should expect to receive the distribution. The distribution payable to shareholders of BZM, MHE, MZA, MYF, or MEN will be paid in cash. Common shares of BZM, MHE, MZA, MYF, or MEN acquired after April 6th, 2021 will not be entitled to the distribution.

MQY is declaring a special distribution that will be payable on May 3, 2021. The ex-dividend date for the distribution is April 7, 2021, and the record date is April 8, 2021. Accordingly, persons who are holders of record of MQY common shares on April 8, 2021 should expect to receive the distribution. Common shares of MQY acquired after April 6th, 2021 will not be entitled to the distribution.

Common shares of BZM, MHE, MZA, MYF, or MEN acquired after April 6th, 2021 will not be entitled to their respective special distributions and will not be eligible to receive a distribution until an initial distribution is declared on the Combined Fund after the closing of the Reorganizations. We expect that on May 3, 2021 the Combined Fund will declare its first monthly distribution payable on June 1, 2021.

It is currently expected that the Reorganizations will be completed by the open of business on the New York Stock Exchange on April 19, 2021, subject to the satisfaction of customary closing conditions. To facilitate the Merger, all shares of BZM, MHE, MZA, MYF, and MEN will cease trading on the NYSE as of market close on Friday, April 16, 2021. Each Reorganization, if completed, would occur based on the relative net asset values of the common shares of the applicable Funds. In addition, holders of Variable Rate Muni Term Preferred Shares (“VMTP Shares”) of each of BZM, MHE, MZA, MYF, and MEN would receive on a one-for-one basis VMTP Shares of MQY in an amount equal to the aggregate VMTP Share liquidation preference (including any accumulated and unpaid dividends) held by holders of BZM, MHE, MZA, MYF, and MEN VMTP Shares immediately prior to the Reorganizations.

Distribution details are as follows:

Declaration- 3/19/2021 Ex-Date- 4/7/2021    Record- 4/8/2021        Payable- 5/3/2021

Fund	Ticker	Per-Share Distribution

BlackRock Maryland Municipal Bond Trust	BZM	$0.1502250

BlackRock Massachusetts Tax-Exempt Trust	MHE	$0.0893560

BlackRock MuniYield Arizona Fund, Inc.	MZA	$0.1160030

BlackRock MuniYield Investment Fund	MYF	$0.0560000

BlackRock MuniEnhanced Fund, Inc.	MEN	$0.1050000

BlackRock MuniYield Quality Fund, Inc.	MQY	$0.1023590

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including MQY, the surviving Fund in the Reorganizations.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com/corporate | Twitter: @blackrock | LinkedIn: www.linkedin.com/company/blackrock

Availability of Fund Updates

BlackRock will update performance and certain other data for the BlackRock closed-end funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds’ or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in the Funds’ net asset value; (2) the relative and absolute investment performance of the Funds and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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